FPB BANCORP, INC

1301 SE Port St Lucie Blvd.

Port St Lucie, Florida 34952

April 28, 2005

Securities and Exchange Commission	VIA FACSIMILE (202) 942-9530
Division of Corporate Finance	AND FEDERAL EXPRESS
450 - 5th Street, N.W.
Washington, DC 20549-0408
Attention: Kathryn McHale

Re:	Form SB-2 Registration Statement under the Securities Act of 1933 as filed with the Securities and Exchange Commission on March 10, 2005 by FPB Bancorp,
Inc., Registrant, Registration No. 333-123229

Ladies and Gentlemen:

Pursuant to 17 C.F.R. Section 230.461, FPB Bancorp, Inc., by and through its duly authorized officer, hereby requests acceleration of the effective date of the above referenced Registration Statement to 5 P.M., Eastern Time, May 2, 2005 or as soon as practicable thereafter.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A portion of the securities to be registered are to be sold by Kendrick Pierce Securities, Inc., as the Sales Agent in the offering.

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles
David W. Skiles, Chief Executive Officer

cc:	James J. Quinlan, Esq.